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SUPPLEMENTAL FACILITY AGREEMENT

Dated 24th September 2002

between

SPORTECH PLC
as Borrower

and

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND

as Agent and Arranger

and

THE BANKS LISTED HEREIN

Dickson Minto W.S.
Edinburgh

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THIS SUPPLEMENTAL FACILITY AGREEMENT is made the 24th day of September 2002 between:

(1)

SPORTECH PLC (formerly known as Rodime plc) (Registered Number 69140), a company incorporated in Scotland with limited liability with its registered office situated at 249 West George Street, Glasgow G2 4RB (the “Borrower”);

(2)

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND of The Mound, Edinburgh EH1 lYZ as agent (the “Agent”) for and on behalf of the Banks;

(3)

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND of the address aforesaid as arranger (“the Arranger”); and

(4)

THE BANKS named in Schedule 1 (as hereinafter defined).

WHEREAS:

(A)

The Borrower, the Agent, the Arranger and the Banks entered into a facility agreement dated 10th August 2000 (as supplemented by a supplemental facility agreement dated 15th October 2001 between the parties hereto and as supplemented, varied, novated, restated or amended from time to time the “Facility Agreement”) in terms of which a term loan facility was made available to the Borrower;

(B)

the parties wish to make certain amendments to the Facility Agreement.

NOW IT IS AGREED AND DECLARED as follows:

1.

DEFINITIONS AND INTERPRETATION

1.1

In this Supplemental Facility Agreement a term defined in the Facility Agreement has the same meaning when used in this Supplemental Facility Agreement unless otherwise defined herein and Schedule 11 of the Facility Agreement shall apply hereto.

1.2

This Supplemental Facility Agreement is a Financing Document in terms of the Facility Agreement.

2.

CONDITIONS PRECEDENT

2.1

This Supplemental Facility Agreement and the amendments to the Facility Agreement referred to herein shall only come into effect if:

(i)

the Agent has received all of the documents listed in Schedule 2 of this Supplemental Facility Agreement and each is, in form and substance, satisfactory to it;

(ii)

the Agent has determined to its reasonable satisfaction that no Event of Default or Potential Event of Default has occurred and is continuing;

(iii)

the Agent is satisfied that the representations and warranties given by the Borrower in terms of Clause 17.01 of the Facility Agreement which are repeated in accordance with the provisions of Clause 17.02 of the Facility Agreement are true and correct in all material respects on the date hereof; and

(iv)

the supplemental facility agreement entered into of even date herewith between the Borrower and certain of the parties hereto in relation to various mezzanine facilities has become unconditional.

2.2

If the Agent confirms that conditions referred to in Clause 2.1 have not been satisfied on or prior to the date falling one month after the date of this Supplemental Facility Agreement then this Supplemental Facility Agreement will lapse and the amendments to be made in terms hereof will be of no effect.

3.

EXISTING ADVANCES

3.1

On the date of execution of this Supplemental Facility Agreement by the Arranger, the parties acknowledge and confirm that the amount outstanding under the Facility is £104,000,000.

4.

AMENDMENTS TO THE FACILITY AGREEMENT

4.1

Subject to the terms of this Supplemental Facility Agreement, the Facility Agreement shall be amended and restated in the form set out as Schedule 3 to this Supplemental Facility Agreement.

4.2

Subject to the terms of this Supplemental Facility Agreement, the Facility Agreement shall remain in full force and effect. This Supplemental Facility Agreement and the Facility Agreement shall be treated as one document so that, upon the Facility Agreement being amended and restated as mentioned above, all references to the Facility Agreement shall be treated as references to the Facility Agreement set out as Schedule 3 to this Supplemental Facility Agreement.

5.

CONSENT

The parties hereto hereby consent for the purposes of the Facility Agreement and the Intercreditor Agreement to and waive any Event of Default arising as a result of the provision of additional facilities of up to £11,000,000 by the Lenders (as defined in the Mezzanine Facility Agreement) in accordance with the terms of the Mezzanine Facility Agreement (as amended, varied, supplemented, novated or replaced from time to time).

6.

REPRESENTATIONS AND WARRANTIES

6.1

The Borrower represents and warrants to the Agent, the Arranger and the Banks on the date hereof in terms of Clause 17.01 of the Facility Agreement in accordance with the provisions of Clause 17.02 of the Facility Agreement.

6.2

The Borrower represents and warrants to the Agent, the Arranger and the Banks on the date hereof that:

(i)

the Supplemental Facility Agreement constitutes a legal, valid and binding obligation of it and (subject to the Reservations) is enforceable in accordance with its terms;

(ii)

the execution and delivery of the Supplemental Facility Agreement and the performance by each member of the Group of its respective obligations thereunder will not contravene any existing law, statute, rule, regulation, judgement, decree or permit to which it is subject or its memorandum or articles of association or equivalent constitutional documents;

(iii)

no Event of Default has occurred and is continuing;

(iv)

the execution of the Supplemental Facility Agreement and the exercise by it and each of its subsidiaries of their respective rights and performance of their respective obligations thereunder will not result in the existence of or have the immediate effect as at the date hereof of obliging any member of the Group to create any encumbrance over all or any of its subsidiaries' present or future revenues or assets other than as permitted by the Financing Documents;

(v)

the execution of the Supplemental Facility Agreement and the exercise by it and each of its subsidiaries of their respective rights and performance of their respective obligations thereunder do not constitute and will not result in any material breach in respect of any member of the Group of any agreement to which any of them is a party, the breach of which will cause a Material Adverse Effect;

(vi)

the structure and ownership of the Group is as set out in Schedule 6 of the Facility Agreement;

(vii)

all written information provided by the Borrower and its agents and advisers to the Agent or the Banks in connection with the ITV Heads of Terms was true in all material respects as at the date it was provided and all projections and statements of belief made by or on behalf of the Borrower were based on reasonable assumptions and were made in good faith;

(viii)

no encumbrance exists over all or any of the present or future revenues, assets or share capital of any member of the Group other than Permitted Encumbrances;

(ix)

no member of the Group has any indebtedness other than Permitted Indebtedness;

(x)

the execution of the ITV Heads of Terms and the exercise by it and each of its Subsidiaries of their respective rights and performance of their respective obligations thereunder do not constitute and will not result in any material breach in respect of any member of the Group of any agreement to which any of them is a party which breach would have a material adverse effect.

7.

GENERAL

Clauses 35, 36, 37, 38, 40 and 41 of the Facility Agreement shall be deemed to be incorporated in this Supplemental Facility Agreement as if set out herein.

8.

EXPENSES

The Borrower will make payment to the Agent of all costs and expenses (including VAT, legal fees and reasonable out of pocket expenses) incurred by it in connection with the negotiation, preparation and execution of this Supplemental Facility Agreement.

9.

COUNTERPARTS

This Supplemental Facility Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same agreement.

10.

GOVERNING LAW AND JURISDICTION

This Supplemental Facility Agreement is governed by the laws of England and Wales and the parties hereto hereby submit to the non-exclusive jurisdiction of the Courts of England.

IN WITNESS WHEREOF this Agreement has been signed by a duly authorised representative of each of the parties hereto on the date first above written.

SCHEDULE 1

The Banks

The Governor and Company of the Bank of Scotland.

SCHEDULE 2

Conditions Precedent Documents

1.

Constitutional Documents

(i)

confirmation from the Borrower that the constitutional documents for each member of the Group have not been amended since 15 October 2001;

(ii)

a copy, certified a true copy by a duly authorised officer of the Borrower, of a board resolution of the Borrower and each other relevant member of the Group, approving execution, delivery and performance of the Financing Documents to be entered into on or around the date hereof to which it is a-party and the terms and conditions thereof and authorising a named person or persons to execute the Financing Documents to be entered into on or around the date hereof to which it is a party and any documents to be delivered by the Borrower and others pursuant hereto or thereto; and

(iii)

 a certificate of a duly authorised officer of the Borrower setting out the names and signatures of the persons authorised to execute, on behalf of each of the Borrower and each other relevant member of the Group, the Financing Documents to be entered into on or around the date hereof and any documents to be delivered by the Borrower and each other relevant member of the Group, pursuant hereto or thereto.

2.

Mezzanine Debt

A copy of the supplemental mezzanine facility agreement entered into on or around the date hereof in relation to the Mezzanine Facility Agreement.

3.

ITV Arrangements

3.1

The ITV projections dated 4th February 2002 and provided by the Borrower in relation to the proposed ITV venture in a form acceptable to the Agent.

3.2

Copies, certified as a true copy by a duly authorised officer of the Borrower of the ITV Heads of Terms together with all related appendices and documents referred to therein.

4.

Miscellaneous

4.1

A legal opinion from Simcocks in a forrn acceptable to the Agent and the Banks.

4.2

A copy of the supplemental intercreditor agreement entered into on or around the date hereof in relation to the Intercreditor Deed.

 5.

Others

A copy of the supplemental overdraft facility letter entered into on or around the date hereof in relation to the Overdraft Facility Letter.

SCHEDULE 3

Form of Facility Agreement

FACILITY AGREEMENT

Dated 10th August 2000

(as amended on 15th October 2001 and 24th September 2002)

between

SPORTECH PLC
as Borrower

and

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND

as Agent and Arranger

and

THE LENDERS LISTED HEREIN

Dickson Minto W.S.
Edinburgh

CONTENTS

Clause	Page No.

Part 1
THE FACILITY

1.

The Facility

14

2.

Purpose and Application of Advances

14

3.

Conditions Precedent

14

4.

Nature of Banks' Obligations

14

5.

Rights of Borrower

14

Part 2
AVAILABILITY OF THE FACILITY

6.

Availability of the Facility

15

Part 3
INTEREST

7.

Interest Periods

16

8.

Interest

16

9.

Alternative Interest Rates

16

Part 4
REPAYMENT AND PREPAYMENT

10.

Repayment

19

11.

Prepayment

19

Part 5
CHANGES IN CIRCUMSTANCES

12.

Taxes

21

13.

Tax Receipts

22

14.

Increased Costs

23

15.

Illegality

24

16.

Mitigation

25

Part 6
REPRESENTATIONS AND WARRANTIES, COVENANTS AND
EVENTS OF DEFAULT

17.

Representations and Warranties

26

18.

Financial Information

29

19.

Covenants

31

20.

Financial Covenants

36

21.

Events of Default

37

Clause	Page No.

Part 7
DEFAULT INTEREST AND INDEMNITY

22.

Default Interest and Indemnity

41

Part 8
PAYMENTS

23.

Currency of Account and Payment

43

24.

Payments

43

25.

Set-off

45

26.

Re-distribution of Payments

45

Part 9
FEES, COSTS AND EXPENSES

27.

Fees

46

28.

Costs and Expenses

46

Part 10
AGENCY PROVISIONS

29.

The Agent, the Arranger and the Banks

48

Part 11
ASSIGNMENTS AND TRANSFERS

30.

Benefit of Agreement

53

31.

Assignments and Transfers by the Borrower

53

32.

Assignments and Transfers by Banks

53

33.

Disclosure of Information

54

34.

Syndication

54

Part 12
MISCELLANEOUS

35.

Calculation and Evidence of Debt

56

36.

Remedies and Waivers

56

37.

Partial Invalidity

57

38.

Amendments

57

39.

Further Assurance

57

40.

Notices

57

41.

Interpretation

58

42.

Counterparts

58

43.

Announcements

58

Clause	Page No.

Part 13
LAW AND JURISDICTION

44.

Law and Jurisdiction

59

THE SCHEDULES

Page No.

Schedule 1

:

The Banks

61

Schedule 2

:

Condition Precedent Documents

62

Schedule 3

:

Form of Drawdown Notice

63

Schedule 4

:

Repayments

64

Schedule 5

:

Mandatory Costs Formula

65

Schedule 6

:

Permitted Encumbrances

68

Schedule 7

:

Group Organisation Chart

69

Schedule 8

:

Initial Securities

70

Schedule 9

:

Permitted Indebtedness

71

Schedule 10

:

Transfer Certificate

72

Schedule 11

:

Interpretation

76

THIS FACILITY AGREEMENT is the amended and restated form of a facility agreement originally made the 10th day of August 2000 and in its amended and restated form is made

BETWEEN

(1)

SPORTECH PLC (formerly known as Rodime plc) a company incorporated in Scotland with limited liability (registered number 69140) with its registered office situated at 249 West George Street, Glasgow G2 4RB (the “Borrower”);

(2)

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND of The Mound, Edinburgh EH1 1YZ as agent (the “Agent”) for and on behalf of the Banks (as hereinafter defined);

(3)

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND as arranger of the address aforesaid (in this capacity the “Arranger”);

(4)

THE BANKS named in Schedule 2.

WHEREAS the Borrower has requested the Banks to afford the Facility upon the terms and conditions of this Agreement and the Banks have agreed to do so.

NOW 1T IS HEREBY AGREED as follows:

PART 1

THE FACILITY

1.

The Facility

The Banks grant to the Borrower upon the terms and subject to the conditions hereof a term loan facility of up to a maximum principal amount of One Hundred and Four Million Pounds (£104,000,000).

2.

Purpose and Application of Advances

2.01

The purpose of the Facility is to enable the Borrower to discharge its obligations to the Vendor under Clause 4 of the Share Purchase Agreement and accordingly the Borrower shall apply all amounts borrowed by it hereunder in or towards satisfaction of such purposes.

2.02

Subject to the terms of this Agreement and in particular to Clause 2.01, Advances may be made to the Borrower on the Completion Date. Advances under the Facility once repaid may not be redrawn.

2.03

Without prejudice to the obligations of the Borrower under Clause 2.01, neither the Agent, the Banks nor any of them shall be obliged to concern themselves with the application of Advances.

3.

Conditions Precedent

3.01

Deleted.

3.02

Deleted.

3.03

Deleted.

4.

Nature of Banks' Obligations

4.01

The obligations of each Bank under the Financing Documents are separate and not joint and several and the total amounts outstanding at any time under the Financing Documents and due to each Bank constitute separate and independent debts.

4.02

The failure by a Bank to perform its obligations hereunder shall not affect the obligations of the Borrower towards any other party hereto nor shall any such other party be liable for the failure by a Bank to perform its obligations hereunder.

5.

Rights of Borrower

Only the Borrower may draw down Advances under the Facility.

PART 2

AVAILABILITY OF THE FACILITY

6.

Availability of the Facility

6.01

Deleted.

6.02

Deleted.

6.03

Deleted.

PART 3

INTEREST

7.

Interest Periods

7.01

The period for which an Advance is outstanding shall be divided into successive periods each of which (other than the first which shall start on the date of drawdown of the Advance) shall start on the expiry of the preceding period.

7.02

Save as otherwise agreed between the Borrower and the Banks, the duration of each Interest Period shall be for one, two, three, or six months, in each case as the Borrower may (save in the case of the first Interest Period in relation to an Advance when the selection shall be made in the Drawdown Notice) select by not less than three business days' prior notice to the Agent. If the Borrower fails to give such notice the duration of that Interest Period shall be three months.

7.03

Any Interest Period which would otherwise end during the month preceding or extend beyond the Final Repayment Date shall be of such duration that it shall end on the Final Repayment Date.

7.04

The Agent and the Borrower may agree to adjust the length of any Interest Period as they may consider appropriate in order that such Interest Period ends on the day on which any payments are to be made in relation to any Permitted Hedging Transaction.

8.

Interest

8.01

On the last day of each Interest Period (or in the case of an Interest Period of more than three months duration on the last day of the first three months from the start of the relevant Interest Period and thereafter on the last day of each period of three months falling thereafter or, if earlier, the last day of the relevant Interest Period) the Borrower shall pay accrued interest on the Advance to which such Interest Period relates.

8.02

The rate of interest applicable to an Advance shall be the rate per annum which is the sum of the Applicable Margin for the relevant Interest Period, LIBOR for the relevant Interest Period and Mandatory Costs as determined by the Agent.

8.03

Interest and fees shall accrue from day to day and shall be calculated on the basis of a year of 365 days and the actual number of days elapsed.

9.

Alternative Interest Rates

9.01

If the Agent acting reasonably determines that as a result of circumstances applying in the London Interbank Market generally at 11.00 a.m. on the Quotation Date for an Interest Period the Screen Rate is not available and only one or none of the Reference Banks was offering deposits in Sterling to prime banks in the London Interbank Market for the proposed duration of such Interest Period or that otherwise LIBOR cannot be determined or if the Agent shall have received notice from a Bank or Banks whose participations in an Advance constitute at least one-third in aggregate of that Advance that LIBOR does not fully reflect their cost of funding their respective participations in the relevant Advance, then, notwithstanding the provisions of Clauses 7 and 8:

(i)

the Agent shall notify the Borrower and the Banks of such event;

(ii)

the duration of that Interest Period shall be one month;

(iii)

if the Agent or the Borrower so requires within five business days of such notification, for the immediately following period of thirty business days the Agent, the Banks and the Borrower shall enter into negotiation in good faith with a view to agreeing a substitute basis (a) for determining the rates of interest from time to time applicable to Advances and/or (b) upon which such Advances may be made and maintained thereafter, in both cases on the basis that the net return to the Banks shall be the same as it would have been had such event not occurred. If a substitute basis is agreed it shall apply in accordance with the terms agreed retrospectively as appropriate to all Advances made or renewed since the Agent's notification referred to in Clause 9.01(i) and Advances may thereupon again be made on the substitute basis for so long as such circumstances shall prevail;

(iv)

for so long as such circumstances prevail and provided that a substitute basis as specified in sub-Clause (iii) above has not been agreed the rate of interest applicable to Advances shall be the rate per annum which is the sum of the Applicable Margin, Mandatory Costs as determined by the Agent and in relation to each Bank's participation in Advances the rate rounded upwards (if necessary) to four decimal places notified by such Bank to the Agent as that which expresses as a percentage rate per annum the cost to such Bank of funding from whatever reasonable sources it may select an amount equal to its participation in such Advance for delivery on the first day of such Interest Period and for repayment at the end of such Interest

Period; and

(v)

for so long as such circumstances prevail the Agent and the Borrower shall from time to time, but at least monthly, review whether such circumstances still prevail, with a view to returning to the normal provisions of this Agreement.

9.02

If the alternative interest rate charged by any Bank pursuant to Clause 9.01(iv) is unacceptable to the Borrower, the Borrower may (within 30 days of the setting of the rate referred to in Clause 9.01(iv) above) on not less than five business days' written notice by the Borrower to the Agent prepay such Bank's share of all (but not some only) Advances and on the giving of such notice:

(i)

such Bank shall not thereafter be obliged to make Advances hereunder and the amount of its Commitment shall be immediately reduced to zero; and

(ii)

if the Agent on behalf of such Bank so requires, the Borrower shall on the expiry of such notice prepay such Bank's share of any outstanding Advances together with accrued interest thereon and shall pay all other amounts owing to such Bank hereunder.

PART 4

REPAYMENT AND PREPAYMENT

10.

Repayment

Unless earlier repayment is required under the terms of this Agreement, on each date set out in Column (1) in Schedule 4 the Borrower will repay the principal amount advanced under the Facility by an instalment equal to the principal amount set out in Column (2) opposite that date.

11.

Prepayment

11.01

The Borrower may, if has given to the Agent not less than thirty days' prior written notice to that effect, prepay the whole or any part of any Advance made to it (being an amount or integral multiple of Five Million Pounds (£5,000,000) or the balance of the amount outstanding under this Agreement).

11.02

Any notice of prepayment given by the Borrower pursuant to Clause 11.01 shall be irrevocable, shall specify the date upon which such prepayment is to be made and shall oblige the Borrower to make such prepayment on such date.

11.03

On receipt by any member of the Group of any Net Proceeds the Borrower shall procure that an amount equal to such Net Proceeds shall forthwith be applied in prepaying Advances under the Facility.

11.04

The Borrower shall not repay or prepay all or any part of any Advance except at the times and in the manner expressly provided for in this Agreement and shall not be entitled to re-borrow any amount repaid or prepaid. Any prepayments shall be made together with accrued interest thereon and all other amounts payable under this Agreement in relation to the amount prepaid calculated up to the date of prepayment.

11.05

Any sums prepaid in respect of the Facility shall be applied pro rata against the instalments set out in Schedule 4.

11.06

The Borrower shall prepay all amounts outstanding under this Agreement (and the amount of the Commitments will be reduced to nil) on the occurrence of a Change of Control.

11.07

Any prepayment or cancellation in accordance with the terms of this Clause 11 shall be without any premium or fee except for any breakage costs payable to the Banks pursuant to Clause 22.04 except that (subject to Clause 32.04) where any prepayment or cancellation is made pursuant to, in contemplation of or otherwise in connection with a refinancing of the Facility by any person other than the Banks, the Borrower shall on the date of prepayment pay the Agent for account of the Banks a prepayment fee equal to zero point five per cent. (0.5%) of the amount prepaid and/or cancelled on the business day immediately prior to such prepayment or cancellation.

11.08

Where any amount to be prepaid under Clause 11.03 is received by the Agent during an Interest Period, the Agent will (subject to the terms of Clause 11.10) retain such amount in a Security Account until the end of such Interest Period and will apply such amount against the relevant Advance on the expiry of such Interest Period.

11.09

Sums held by the Agent under Clause 11.08 will be placed in a Security Account pending application against the relevant Advance and the interest earned on such account will be applied by the Agent towards the interest due in respect of the relevant Advance at the time the amount is applied in prepayment of such Advance. The rate of interest payable on such account will be the best commercial deposit rate payable by the Agent for sums equivalent to the amount credited to the Security Account for the anticipated duration of the deposit.

11.10 The Borrower may by written notice to the Agent require that any Interest Period be broken and that the proceeds arising under Clause 11.03 be applied immediately towards prepayment of the relevant Advance subject to payment of any breakage costs thereby incurred by the Banks.